SilverCrest Updates Corporate Resources
Silver Equivalent Inferred Resources Increase 424%

TSX-V: SVL OTCQX: STVZF	For Immediate Release

VANCOUVER, B.C. January 23, 2012 – SilverCrest Mines Inc. (the “Company” or “SilverCrest”) is pleased to provide an updated summary of its corporate mineral resources. The Company now has reported NI 43-101 compliant resources at the Santa Elena Mine, Cruz de Mayo property and La Joya property in Mexico (see table below). The addition of the initial La Joya Inferred Resources of 101.9 million ounces silver equivalent resulted in corporate Inferred Resources increasing by 424% from 24.0 million to 126.0 million silver equivalent ounces. The Company’s combined Probable and Indicated Resources (based on US$18 per ounce silver, US$1000 per ounce gold, and Ag:Au at 55:1) declined by 14.7% from 36.2 million to 30.9 million silver equivalent ounces as a result of production at the Santa Elena Mine in 2010 and 2011.

N. Eric Fier, CPG, P.Eng. and COO for SilverCrest stated; “This significant increase in the Company’s resource base is another important milestone in its goal of becoming a major silver and gold asset - based company. SilverCrest’s immediate initiatives are to continue to diligently operate its flagship Santa Elena silver and gold mine, aggressively explore the discovery at La Joya and to further acquire and develop substantial silver-gold resources.”

SilverCrest Resource Summary - January 2012

CATEGORY	TONNES	AU GPT	AG GPT	CU %	CONTAINED AU OZ	CONTAINED AG OZ	CONTAINED CU LBS	CONTAINED AG EQ. OZ
SANTA ELENA OPEN PIT RESERVES*
PROBABLE	3,459,200	1.96	87.3		217,800	9,713,600		21,694,900
SANTA ELENA UNDERGROUND RESOURCES**
INDICATED	991,100	1.83	109.1		58,330	3,476,960		6,685,110
INFERRED	1,879,000	1.53	86.9		92,470	5,250,190		10,336,040
CRUZ DE MAYO RESOURCES***
INDICATED	1,141,000	0.06	64.2		2,300	2,353,400		2,479,900
INFERRED	6,065,000	0.07	66.5		13,300	12,967,100		13,698,600
LA JOYA****
INFERRED	57,940,000	0.18	28	0.21	333,400	51,348,000	270,296,000	101,918,000
TOTALS
TOTAL PROBABLE	3,459,200	1.96	87.3		217,800	9,713,600		21,694,900
TOTAL INDICATED	2,132,100	0.88	85.1		60,630	5,830,360		9,165,010
TOTAL INFERRED	65,884,000	0.21	32.8	0.21	439,170	69,565,290	270,296,000	125,952,640

*based on $1,000/oz of gold and $18/oz of silver, cut-off grade of 0.38 gpt gold equivalent with applied metallurgical recoveries. Ag:Au is 55:1.
Estimated 1,336,000 ore tonnes were mined at Santa Elena in 2010 and 2011 grading 1.41 gpt Au and 46.51 gpt Ag and subtracted from Probable Reserves. All numbers are rounded. Excludes potential metal inventory for leach pad re- treatment during Expansion.
**based on $1,000/oz of gold and $18/oz of silver, cut-off grade is 1.77 gpt gold equivalent with applied metallurgical recoveries. Ag:Au is 55:1.
***based on a silver cut-off grade of 30 gpt, 100% metallurgical recovery is assumed. Ag:Au is 55:1. Refer 2007 to Fier and Wallis Technical Report on Cruz de Mayo.
**** Based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is assumed. Silver equivalency for La Joya includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1.

The Company plans an additional 6 core holes on the Santa Elena underground deposit beginning in Q1 2012. This drilling will further assist in delineating the existing underground resources and potentially expand the resources. The decline ramp to explore and develop the resources below the current open pit has been commenced and advancement is expected to continue throughout 2012.

Drilling is currently underway at Cruz de Mayo where 30 holes have been completed with approximately 15 to 20 holes remaining. A Pre-Feasibility Study with further metallurgical work is underway to determine the amenability of processing Cruz de Mayo material at the conventional mill proposed for the Santa Elena mine site.

La Joya Resource Summary (Phase I)

On January 5, 2012, the Company announced the initial resource estimate for its La Joya property located in Durango Mexico. The Inferred Resource of 101.9 million ounces silver equivalent was based on 27 initial Company drill holes plus 8 verified Luismin historical drill holes. The initial resource covers only a portion of the 2.5 kilometre Main Mineralized Trend and is open latterly in all directions. The resource estimations for the 15 and 30 gpt Ag Eq.* cutoff scenarios are illustrated on the attached surface plan and cross sections and presented in the following table.

CATEGORY**	TONNES	AG GPT	AU GPT	CU %	CONTAINED AG OZ	CONTAINED AU OZ	CONTAINED CU LBS	CONTAINED AG EQ. OZ*

Inferred 15 gpt Ag Eq.* cutoff	57,940,000	28.0	0.18	0.21	51,348,000	333,400	270,296,000	101,918,000

Inferred 30 gpt Ag Eq.* cutoff	35,546,000	39.0	0.22	0.30	44,277,000	246,000	237,539,000	86,365,000

*Silver equivalency for La Joya includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is assumed.
** Conforms to NI 43-101, 43-101CP, and current CIM definitions for resources. Resource estimation summary presented by EBA, a Tetra Tech Company on January 5, 2012 with a pending NI43-101 Technical Report. All numbers are rounded.

The attached figures show a 3D schematic of La Joya with the currently defined resource area and longitudinal sections of the resource model through the Main Mineralized Trend. The model shows the predominance of at least 9 near-surface sulfide mineralized vertical structurally-controlled stockwork zones up to 50 metres wide and the presences of at least 14 near horizontal mantos (disseminated sulfide mineralization) up to 30 metres thick. In many instances the open areas shown on the figures are due to a lack of information rather than an established absence of mineralization. The deposit remains open latterly in all directions. The previous defined “Contact Zone” requires further drilling before potential resources are applied. The two section examples show the current computer-generated model using 15 gpt and 30 gpt Ag Eq.* cutoffs. Doubling the cutoff grade reduces the contained Ag equivalent ounces by only 15.2% which implies that higher grade material is available if required for the potential economic viability of the deposit.

The Company has completed 8 holes of a planned Phase II, 80 hole drilling program that will entail approximately 15,000 metres of additional drilling which will further expand and define the current resource and test three separate targets adjacent to the Main Mineralized Trend. Assay results are pending. The Phase II drilling, sampling, and metallurgical test work to determine flotation characteristics will be completed in 2012.

The Company believes the deposit is potentially amenable to open pit mining with standard conventional flotation processing similar to the nearby Sabinas Mine (Penoles) which is currently operating at an estimated 4,000 tpd and shipping concentrate overseas. Significant potential for resource expansion exists along the strike length of the Main Mineralized Trend and adjacent additional targets where historic data has indicated the presence of significant Ag-Au-Cu mineralization (see New Release dated Nov. 14, 2011).

Selective areas of lead, zinc, tungsten and molybdenum are also being evaluated for resource estimation. These metals are considered potential by-products of any Ag-Au-Cu mineralization production. Resource estimations for these metals will be reported when completed and will be incorporated in the Technical Report with the initial resources estimate to be filed on SEDAR.

The La Joya Property is located approximately 75 kilometres southeast of the city of Durango, Mexico. The property is located in a productive mineralized region which currently supports several large scale mining operations including Grupo Mexico’s San Martin Mine, Industrias Peñoles’ Sabinas Mine, Pan American Silver’s La Colorada Mine and First Majestic Silver’s La Parrilla Silver Mine. Please reference our website at www.silvercrestmines.com for more information, photos, a video and figures on La Joya.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine. A three year expansion plan is underway to double metals production at the Santa Elena Mine and exploration programs are rapidly advancing the definition of a large polymetallic deposit at the La Joya property in Durango State.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730 ext. 108
“J. Scott Drever”	Fax:	(604) 694-1761
________________________	Toll Free:	1-866-691-1730
	Email:	info@silvercrestmines.com
J. Scott Drever, President	Website:	www.silvercrestmines.com
SILVERCREST MINES INC.	Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

La Joya Phase I Resource Area and Targets (January 2012)

Main Mineralized Trend
Esperanza
N
A
Coloradito
A'
Santo Nino
57.9 Million Tonnes
@ 55 gpt Ag Eq.,
101.9 Million oz Ag Eq.*
OR
35.5 Million Tonnes
@ 76 gpt Ag Eq.,
86.4 Million oz Ag Eq.*
2.5km
> 500m
Gold-Tungsten Halo
0m
500m
Topographical 3D image

* Silver equivalency (Ag Eq.) includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is assumed. All numbers are rounded. Difference in estimated contained oz from 101.9 to 86.4 is based on cut off grades of 15 gpt Ag Eq. vs. 30gpt Ag Eq., respectively.

La Joya Resources Sections (Looking North East)

Potential Open Pit
0
100m

Cut Off Grade >15 gpt Ag Eq.*
Tonnes: 57.9 Million
Grade: 56 gpt Ag Eq
Ag Eq Oz: 101.9 Million

Potential Open Pit

Cut Off Grade >30 gpt Ag Eq.*
Tonnes: 35.5 Million
Grade: 76 gpt Ag Eq
Ag Eq Oz: 86.4 Million